Exhibit 99.1

News Release #01/2014
2014-01-24

Baja Mining reports that it has settled all disputes with LDCMS

Vancouver, January 24, 2014 - Baja Mining Corp. ("Baja") (TSX: BAJ - OTCQB: BAJFF) is pleased to announce that it has reached an agreement with Louis Dreyfus Metals Commodities (Suisse) SA (“LDCMS”) to settle their disputes relating to the Boleo Project in Baja California, Mexico.

As reported in previous news releases, in May 2012, LDCMS commenced arbitration proceedings against Baja in the London Court of Arbitration (the “LCIA”) and, in June 2012, proceedings against Baja in the Supreme Court of British Columbia. Both proceedings related to the Boleo Project cost overruns announced by Baja in April 2012. As recently reported in Baja’s Interim Financial Statements and MD&A for the period ended September 30, 2013, Baja filed a counterclaim against LDCMS in the LCIA arbitration proceedings. As a result of bringing the counterclaim, Baja was required to post Cdn$200,000 with the LCIA (the “Counterclaim Security”), which funds were held in trust and were to be paid to LDCMS in the event that the arbitral tribunal in the LCIA arbitration proceedings awarded legal costs to LDCMS as a result of its defence of Baja’s counterclaim.

As a result of the settlement announced today, Baja and LDCMS have fully and finally terminated these proceedings. Under the terms of the settlement:

  Baja and LDCMS agreed that the Convertible Cost Overrun Facility dated September 28, 2010 (the “COF”) is terminated and no longer exists;

  Both Baja and LDCMS agreed to fully and finally withdraw all known claims made or which could have been made in the LCIA arbitration proceedings and the proceedings in the Supreme Court of British Columbia;

  Baja shall receive a refund of the Counterclaim Security from the LCIA; and

  Baja and LDCMS agreed that the Bonus Warrant Agreement dated September 28, 2010 and bonus warrants issued to LDCMS pursuant to the COF, which were never exercised by LDCMS, are terminated and no longer exist.

The other terms of the settlement are confidential.

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It is Baja’s view that it is permanently impossible for a draw to be effected under the Letter of Credit provided by LDCMS in relation to the COF, and Baja has requested that the letter of credit be returned to the issuing bank for cancellation.

Baja is very pleased to have resolved its differences with LDCMS on an amicable basis and looks forward to a productive future relationship with LDCMS, which remains a significant stakeholder in the Boleo Project.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this press release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.